Exhibit 99.3

JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873   China Finance Online Co. Limited TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF China Finance Online Co. Limited Please refer to the reverse side of this card for the Resolution to be voted at the Meeting FOLD AND DETACH HERE Ordinary Resolution FOR AGAINST ABSTAIN Resolution 1 Address change  Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a member or members designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTION 1. To approve the Securities Purchase Agreements described in the Proxy Statement and the transactions contemplated thereby. And, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof. China Finance Online Co. Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Extraordinary General Meeting (the “Meeting”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the offices of the Company, 17th floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing 100052, China, on Friday, January 28, 2022, at 10:00 a.m. (Beijing Time), for the purpose set forth on this card.  If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolution proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolution. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York time), January 26, 2022. Only the registered holders of record at the close of business on December 30, 2021, are entitled to execute the attached Voting Instruction Card. The signatory, a holder of record as of the close of business on December 30, 2021, of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company. These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (New York time), January 26, 2022. The Notice of Meeting and Proxy Statement can be accessed through our website at https://ir.chinafinanceonline.com/financial-information/sec-filings JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.